                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K


(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2003

                                    OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission file number 333-69214


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    AIRGAS, INC. 2001 EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                          259 North Radnor-Chester Road
                                    Suite 100
                             Radnor, PA  19087-5283


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                               AIRGAS, INC.

                     2001 EMPLOYEE STOCK PURCHASE PLAN

                        ANNUAL REPORT ON FORM 11-K

                             December 31, 2003

                                   INDEX



                                                                       PAGE
                                                                       ----
 Independent Auditors' Report  ..........................................3

AUDITED FINANCIAL STATEMENTS

 Statements of Financial Position as of December 31, 2003 and 2002.......4

 Statements of Changes in Participants' Equity for the years ended December 31, 2003, 2002, and the period August 2, 2001 (inception)
 to December 31,2001.....................................................5

 Notes to Financial Statements ..........................................6

SIGNATURES...............................................................8

EXHIBIT INDEX

 Independent Auditors' Consent ..........................................9

                                    2
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INDEPENDENT AUDITORS' REPORT



The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:


We have audited the accompanying statements of financial position of the Airgas, Inc. 2001 Employee Stock Purchase Plan (the "Plan") as of December 31, 2003 and 2002 and the related statements of changes in participants' equity for the years ended December 31, 2003 and 2002 and the period from August 2, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2003 and 2002 and the changes in participants' equity for the years ended December 31, 2003, and 2002 and the period from August 2, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Board of Directors of Airgas, Inc., the Plan's sponsor, intends to terminate the Plan.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 10, 2004
                                    3
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

                               AIRGAS, INC.
                     2001 EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF FINANCIAL POSITION

                        December 31, 2003 and 2002

                                                        2003        2002
                                                        ----        ----
ASSETS

Participants' payroll deductions receivable
from Airgas, Inc.                                       $ --        $20,677
                                                        ====        =======

PARTICIPANTS' EQUITY

Participants' equity                                    $ --        $20,677
                                                        ====        =======

The accompanying notes are an integral part of these financial statements.

                                    4


                               AIRGAS, INC.
                     2001 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY



                                                                             The period from
                                                                             August 2, 2001
                                       Year Ended          Year Ended        (inception)to
                                    December 31,2003    December 31,2002     December 31, 2001
                                    ----------------    ----------------     -----------------
Increase (decrease) during period:


Transfer in of participants'
payroll deductions  receivable
from the 1998 Employee Stock
Purchase Plan                        $       --            $       --            $1,338,616

Participants' contributions           6,892,302             8,651,749                    --


Cost of 594,973 shares in 2003,
782,423 shares in 2002, and
121,104 shares in 2001 of
Airgas, Inc. common stock
issued to participants under
the terms of the Plan
(including $18,420 in 2003,
$26,392 in 2002 and $1,939 in
2001 of cash refunded to
employees who withdrew from the
Plan or did not enroll in the
2003 Plan)                           (6,634,406)           (8,651,167)           (1,318,521)

Transfer out of participants'
payroll deductions receivable
to the 2003 Employee Stock
Purchase Plan                          (278,573)                   --                    --
                                     -----------          ------------           -----------
Net change in participants' equity      (20,677)                  582                20,095


Balance at beginning of period           20,677                20,095                    --
                                     -----------          ------------           -----------

Balance at end of period             $      --            $    20,677            $   20,095
                                     ===========          ============           ===========


The accompanying notes are an integral part of these financial statements.


                                    5

                                 AIRGAS, INC.
                     2001 EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS

(1)  DESCRIPTION OF THE PLAN

The following description of the Airgas, Inc. 2001 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock (the "Common Stock") at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company's Common Stock at 85% of its market value. The maximum market value of shares purchased by a Plan participant in any calendar year is limited to $25,000. Market value under the Plan is the lesser of the closing market price of the Common Stock as of an employee's enrollment date in the Plan or the closing market price on the quarterly purchase date. Employees lock in a purchase price under the Plan for up to 27 months. If the closing market price of the Common Stock on the first trading day of a calendar quarter is less than an employee's existing 27 month purchase price, the employee is considered to re-enroll in the Plan and is granted a new 27 month purchase price.

The Plan was adopted by the Board of Directors in May 2001 and was approved by the stockholders of the Company in August 2001. A maximum of 1,500,000 shares of Common Stock may be purchased under the Plan. From the Plan's inception (August 2, 2001) through December 31, 2003, 1,498,500 shares were issued under the Plan. The initial purchase of shares under the Plan occurred on December 31, 2001 with participant payroll deductions of $1,338,616 transferred from the Company's previous 1998 Employee Stock Purchase Plan.

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

Termination of the Plan

During the quarter ended September 30, 2003, nearly all of the remaining shares available under the Plan were exhausted. Consequently, the Company is in the process of terminating the Plan. Since the number of shares available under the Plan was less than the number of shares that participants would otherwise be entitled to purchase, purchases by all participants were reduced proportionately on a pro-rata basis as provided for in the Plan prospectus. The participants' payroll deductions that could not be applied to the purchase of shares under the Plan were credited to the 2003 Employee Stock Purchase Plan ("the 2003 Plan"), if a plan participant elected to enroll in the 2003 Plan. If participants did not enroll in the 2003 Plan, their remaining payroll deductions were refunded. The 2003 Plan was adopted by the Board of Directors in June 2003 and approved by stockholders of the Company in July 2003. The adoption of the 2003 Plan resulted in the establishment of a new participant purchase price based on the terms of the 2003 Plan.

                                 AIRGAS, INC.
                     2001 EMPLOYEE STOCK PURCHASE PLAN

                 NOTES TO FINANCIAL STATEMENTS (continued)


(2)  PURCHASE AND DISTRIBUTION OF SHARES

Purchases are made by the Plan quarterly. The Common Stock is purchased as described in note (1). Shares purchased are deposited into individual brokerage firm accounts maintained for the participants. The Bank of New York serves as the custodian of the participant brokerage accounts.


(3)  PARTICIPANTS' PAYROLL DEDUCTIONS RECEIVABLE

At December 31, 2002, payroll deductions receivable from Airgas, Inc. represent a receivable for participant contributions which were individually less than the cost of one share of Common Stock and were carried forward for use in purchasing shares on the next quarterly purchase date.


(4)  ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.


(5)  FEDERAL INCOME TAX

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 421 and Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.


(6)  USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of participants' equity and changes therein. Actual results could differ from those estimates.

                                SIGNATURES
                                ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              2001 EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)


                              BY:  Governance and Compensation Committee
                                   of the Airgas, Inc. Board of Directors
                                   as Plan Administrator


                                   /s/ David M. Stout
                                   _______________________________
                                   David M. Stout


                                   /s/ Lee M. Thomas
                                   _______________________________
                                   Lee M. Thomas


                                   /s/ Robert L. Yohe
                                   _______________________________
                                   Robert L. Yohe








DATED: March 23, 2004
                                     8




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                               EXHIBIT INDEX


Exhibit

   23          Consent of KPMG LLP



                                     9